

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Rich Wheeless
Chief Executive Officer and Chief Financial Officer
ParcelPal Technology Inc.
190 Alexander Street, Suite 305
Vancouver, BC V6A 2S5
Canada

      Re: ParcelPal Technology Inc.
           Registration Statement on Form 20-F
           Filed August 4, 2020
           File No. 0-56191

Dear Mr. Wheeless:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: Theodore Ghorra